UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

NON-INVASIVE MONITORING SYSTEMS, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

655366508

(CUSIP Number)

Phillip Frost, M.D.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-6015

(Name, address and telephone number of person

authorized to receive notices and communications)

March 18, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[X]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	—
	8	SHARED VOTING POWER	54,690,325 (1)(2)
	9	SOLE DISPOSITIVE POWER	—
	10	SHARED DISPOSITIVE POWER	54,690,325 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,690,325 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 54,690,325 shares of common stock of Non-Invasive Monitoring Systems, Inc., a Florida corporation (the “Issuer”), held by Frost Gamma Investments Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.
(2)	Excludes 810,010 shares of common stock owned by OPKO Health, Inc. (“OPKO”), of which the reporting person is the Chairman of the Board, Chief Executive Officer and beneficial owner of 33.25% of its outstanding common stock. The reporting person disclaims beneficial ownership of all shares of the Issuer’s common stock held by OPKO.
(3)	Based on 154,810,655 shares of common stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended January 31, 2019.

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[X]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	—
	8	SHARED VOTING POWER	54,690,325
	9	SOLE DISPOSITIVE POWER	—
	10	SHARED DISPOSITIVE POWER	54,690,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,690,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 154,810,655 shares of common stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended January 31, 2019.

ITEM 1. Security and Issuer

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2005, and amended on November 9, 2006, May 12, 2008, February 10, 2009, March 7, 2012 and January 11, 2019 by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Amendment is filed by Phillip Frost, M.D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Gamma Trust” and, together with Dr. Frost, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (“Common Stock”), of Non-Invasive Monitoring Systems, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida 33137.

ITEM 2. Identity and Background

Paragraph (e) of Item 2 of the Original 13D is amended and restated in its entirety to read as follows:

(e) On December 27, 2018, the Reporting Persons entered into a settlement agreement with the SEC, which was approved by the Southern District Court of New York on January 10, 2019, to resolve an action brought by the SEC against the Reporting Persons and others in SEC v. Honig et al., 18 Civ. 08175 (S.D.N.Y.). Without admitting or denying the SEC’s allegations, Dr. Frost agreed to injunctions from violations of the Sections 5(a), 5(c), and 17(a)(2) of the Securities Act of 1933 and Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-1(a) thereunder; approximately $5.5 million in penalty, disgorgement, and prejudgment interest; and a prohibition, with certain exceptions, from trading in penny stocks. Without admitting or denying the SEC’s allegations, the Gamma Trust agreed to injunctions from violations of Section 17(a)(2) of the Securities Act of 1933; and a prohibition, with certain exceptions, from trading in penny stocks.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On January 24, 2019, the Gamma Trust converted 1,267 shares of Series D Convertible Preferred Stock, par value $1.00 per share (“Series D Preferred”), of the Issuer into 6,335,000 shares of Common Stock (the “Conversion Shares”) in accordance with the terms of the Series D Preferred.

On February 21, 2019, the Issuer redeemed all of its issued and outstanding shares of Series C Preferred Stock, par value $1.00 per share (“Series C Preferred”), at a redemption price of $0.40 per share. Dr. Frost and the Gamma Trust owned 25 and 500 shares, respectively, of Series C Preferred, all of which were redeemed by the Issuer.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Gamma Trust acquired the Conversion Shares for investment purposes. The Reporting Persons have no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

The Reporting Persons’ respective beneficial ownership of Common Stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Phillip Frost, M.D.	54,690,325	(2)(3)	35.3%
Frost Gamma Investments Trust	54,690,325		35.3%

(1)	Based on 154,810,655 shares of common stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended January 31, 2019.

(2)	Includes 54,690,325 shares of Common Stock held by the Gamma Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

(3)	Excludes 810,010 shares of Common Stock owned by OPKO Health, Inc. (“OPKO”), of which Dr. Frost is the Chairman of the Board, Chief Executive Officer and beneficial owner of 33.25% of its outstanding common stock. Dr. Frost disclaims beneficial ownership of all shares of Common Stock held by OPKO.

Items 7-10, inclusive, set forth on each cover page to this Amendment are hereby incorporated by reference in this Item 5.

ITEM 7. Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2019		/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: April 24, 2019	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement